SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549

                                FORM U-3A-2




              STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
               UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                   To be filed annually prior to March 1



                           ATLANTIC ENERGY, INC.
                              Name of Company




Hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company
Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.


              Atlantic Energy, Inc. (Claimant) organized under the laws of New Jersey on August 13, 1986, has its principal office at 6801 Black Horse Pike, Egg Harbor Township, New

         Jersey 08234-4130.  Claimanty's business is a holding

         company.

              The Claimant's directly and indirectly-owned subsidiaries are as follows:

              Atlantic City Electric Company ("ACE") T/A Atlantic

         Electric, organized under the laws of New Jersey on April

         28, 1924, has its principal offices at 6801 Black Horse

         Pike, Egg Harbor Township, New Jersey 8234-4130. ACE, a

         public utility as defined in N.J.S.A.48:2-13, is engaged principally in the business of furnishing electric service

         (involving generation, purchase, interchange, transmission and distribution of electric energy) to the public

         throughout the southern part of New Jersey. It serves an


area having an estimated population exceeding 1,000,000.

                                 ACE
is a wholly-owned subsidiary of Claimant.

              Deepwater Operating Company ("Deepwater"), a wholly owned subsidiary of ACE organized under the laws of New Jersey on December 17, 1929, has its principal offices at 6801 Black Horse Pike, Egg Harbor Township, New Jersey 08234-4130. Deepwater operates generating equipment and provides operating services to ACE in New Jersey.

              Atlantic Capital I, a Delaware trust formed by ACE, on June 20, 1996, in connection with the issuance of Cumulative Quarterly Income Preferred Securities.

             Atlantic Energy Enterprises, Inc. ("AEE"),a wholly
         owned subsidiary of Claimant organized under the laws of New
         Jersey on January 3, 1995 has its principal offices at           5100
         Harding Highway, Mays Landing, New Jersey 08330. AEE holds interests in nonregulated energy related businesses.

             Atlantic Generation Inc. ("AGI"), a wholly owned subsidiary of AEE organized under the laws of New Jersey on October 9, 1986, has its principal offices at 5100

                       Harding
         Highway, Mays Landing, New Jersey 08330. AGI's business is the development, ownership, operation and management of cogeneration and small power production facilities.


             AGI's has limited partnerships interests in three cogeneration power projects, located in Binghamton, New York, Pedricktown, New Jersey, and Vineland, New Jersey. These projects managed by the following wholly owned subsidiaries:

         Binghamton General, Inc., organized under the laws of Delaware on May 2, 1990, owns 10% of the Binghamton
         Cogeneration Limited Partnership.*

         Binghamton Limited, Inc., organized under the laws of Delaware on May 3, 1990, owns 23.33% of the Binghamton Cogeneration Limited Partnership.*

             * In 1997, AGI began the process of selling its interests
                     in the Binghamton project.

         Pedricktown General, Inc., organized under the laws of New


         Jersey on July 28, 1989, owns 15% % of the Pedricktown


         Cogeneration Limited Partnership.

         Pedricktown Limited, Inc., organized under the laws of New Jersey on July 28, 1989, owns 35% of the Pedricktown Cogeneration Limited Partnership.

         Vineland General, Inc., organized under the laws of Delaware on August 28, 1990, owns 5% of the Vineland Cogeneration Limited Partnership.

         Vineland Limited, Inc., organized under the laws of Delaware on August 28, 1990, owns 45% of the Vineland Cogeneration Limited Partnership.

             Atlantic Energy International, Inc. ("AEII"),a     wholly

        owned
         subsidiary of Claimant organized under the laws of
         Delaware     on
         July 6, 1996, has its principal offices at 6801 Black
     Horse Pike,
         Egg Harbor Township, New Jersey 08234-4130. AEII sells energy related equipment and provides consulting services.

             Atlantic Southern Properties, Inc. ("ASP")**a wholly owned subsidiary of AEE, organized under the laws of New

                            Jersey on
         June 24, 1970, has its principal offices at 5100
     Harding
         Highway,Mays Landing,, New Jersey 08330. ASP's business is commercial real estate acquisition, development and management of projects which can be used by Claimant in its future operations.


             ** On January 4, 1988, Atlantic Housing, Inc. filed, with the Secretary of State of the State of New Jersey, a Certificate of Amendment to The Certificate of Incorporation changing the corporate name of Atlantic Housing, Inc. to Atlantic Southern Properties, Inc.

             ATE Investment, Inc ("ATE").,a wholly owned subsidiary of
         AEE organized under the laws of New Jersey on October 9, 1986, has its principal offices at 5100 Harding Highway, Mays Landing, New Jersey 08330. ATE I is principally engaged in leveraged lease investments and is also involved in management of capital resources on behalf of holding company system.

             EnterTech Capital Partners L. P.("EnterTech"),formed on August 9, 1996, of which ATE owns 94% is registered in
    Delaware.
         EnterTech invests in technology companies.

             Atlantic Energy Technology,Inc. ("AET"), a wholly owned
         subsidiary of AEE organized under the laws of Delaware on        April
         11, 1991, has its principal offices at 5100 Harding         Highway,
 Mays
         Landing, New Jersey 08330. AET is engaged in acquiring and managing equity interests in businesses functionally related and complementary to the activities and interests of Claimant and AEE.

             The Earth Exchange ("TEE")(formerly known as Geotech         Energy
         Conversion Corporation), a wholly owned subsidiary of       AET
         organized as Geotech Energy Conversion Corporation under         the
laws
         of Delaware on October 13, 1987, has its principal          offices at
         5100 Harding Highway, Mays Landing, New Jersey 08330        holds a
         patent on a geothermal energy process.

             Atlantic Thermal Systems Inc. ("ATS"), a wholly owned

         subsidiary of AEE organized under the laws of Delaware on

                  May,6
         1994, has its principal offices at 5100 Harding Highway, Mays Landing, New Jersey 08330. ATS is engaged in the business of providing heating and cooling systems.


             Atlantic Jersey Thermal Systems, Inc. ("AJTS"), a       wholly
         owned subsidiary of ATS organized under the laws of Delaware on May 10, 1994, has its principal offices at 5100 Harding
   Highway
,
         Mays Landing, New Jersey 08330. AJTS provides operating services for thermal heating and cooling systems.

             ATS Operating Services, Inc. ("ATSOS"), a wholly owned
         subsidiary of ATS organized under the laws of Delaware on        March
         31, 1995, has its principal offices at 5100 Harding         Highway,
 Mays
         Landing, New Jersey 08330. ATSOS provides thermal energy operating services.

             Thermal Energy Limited Partnership I ("TELP"), wholly        owned
         by ATS and AJTS registered in Delaware, has its principal offices at 5100 Harding Highway, Mays Landing, New Jersey 08330. TELP hold investment in the Midtown Energy Center.



             Coastal Com. Inc., a wholly owned subsidiary of AEE

         organized under the laws of Delaware on November 2, 1995,        has
    its
         principal offices at  5100 Harding Highway, Mays            Landing,
 New
         Jersey 08330.  CoastalCom invests in telecommunications.

             Enerval, LLC ("Enerval"), formed on March 17, 1995, of       which
         AEE owns 50% is registered in Delaware. Enerval is a        gas
         management services company.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         Claimant owns no property used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas.

         Claimant's subsidiary public utility companies are Atlantic Electric and Deepwater which are electric utility companies. A description of the properties of Atlantic Electric and Deepwater, which are located predominantly in New Jersey, used for the generation, transmission and distribution of electric energy for sale is as follows:

         Atlantic Electric

         The principal New Jersey properties of Atlantic Electric

         used for the generation, transmission and distribution           of
         electric energy for sale consist of two steam electric generating stations:

         (1)  B.L. England Generating Station, a station of 447

     MW capacity located in Cape May County.
         (2)  Deepwater Generating Station, a 239 MW capacity

     station located in Salem County and

    Seven combustion turbine stations:

         (1)  Missouri Ave. Station, a 60 MW capacity station

     located in Atlantic County.
    (2) Middle Station, a 77 MW capacity station located in Cape May County.
         (3,4,5) Carlls Corner Station (73 MW), Cumberland

     Station (84 MW), and Sherman Ave.Station (81 MW), all located in Cumberland County.
         (6) Mickleton Station, a 59 MW capacity station located in Gloucester County.
    (7) Cedar Station, a 68 MW capacity station located in Ocean County.


             The Claimant also owns and maintains forty-four

         transmission, has a joint interest in one transmission and
         owns and maintains fifty-nine distribution substations as        well
 as
         10,184 transmission or distribution tower, pole, and        underground
         miles located throughout its service territory which includes all of Atlantic, Cape May, Cumberland, and Salem Counties and portions of Burlington, Camden, Gloucester, and Ocean Counties.

             In addition to the New Jersey properties, Claimant owns or has ownership interests in the following:

         (1) A generating station of 1,700 MW capacity (Keystone Generating Station), located in Armstrong County, Pennsylvania, of which Claimant owns a 2.47% undivided interest as tenant in common with the following:

                 Baltimore Gas and Electric Company
                 Delmarva Power and Light Company
                 Jersey Central Power and Light Company
                 Pennsylvania Power and Light Company
                 Philadelphia Electric Company (Now PECO Energy
             Company)
                 Public Service Electric and Gas Company



         (2) A generating station of 1,700 MW capacity (Conemaugh Steam Electric Station), located in Indiana County, Pennsylvania, of which Claimant owns a 3.83% undivided interest as tenant in common with the following:

                 Baltimore Gas and Electric Company
                 Delmarva Power and Light Company
                 Metropolitan Edison Company
                 Pennsylvania Power and Light Company
                 Philadelphia Electric Company (Now PECO Energy
                  Company)
                 Potomac Electric Power Company
                 Public Service Electric and Gas Company
                 The United Gas Improvement Company




         (3) An extra-high-voltage transmission line (Conemaugh-
             Conastone), of which Claimant owns an 8% undivided interest as tenant in common of that portion of the line traversing through 10 counties of Pennsylvania with the following:

                 Baltimore Gas and Electric Company
                 Delmarva Power and Light Company
                 Metropolitan Edison Company
                 Pennsylvania Power and Light Company
                 Philadelphia Electric Company (Now PECO Energy
             Company)
                 Potomac Electric Power Company
                 Public Service Electric and Gas Company
                 The United Gas Improvement Company

         (4) A nuclear generating station of 2,126 MW capacity (Peach Bottom Atomic Power Station), located in York County, Pennsylvania, of which Claimant owns a 7.51% undivided interest as tenant in common with the following:

                 Delmarva Power and Light Company
                 Philadelphia Electric Company (Now PECO Energy
                  Company)
                 Public Service Electric and Gas Company


         (5) A nuclear generating station of 2,212 MW capacity (Salem Nuclear Generating Station), located in Salem County, New Jersey, of which Claimant owns a 7.41% undivided interest as tenant in common with the following:

                 Delmarva Power and Light Company
                 Philadelphia Electric Company (Now PECO Energy
             Company)
                 Public Service Electric and Gas Company


         (6) A nuclear generating station of 1,031 MW capacity (Hope Creek Nuclear Generating Station), located in Salem County, New Jersey, of which Claimant owns a 5% undivided interest as tenant in common with Public Service Electric and Gas Company.


         (7) Claimant owns a transmission line extending from Mantua Creek to the New Jersey-Pennsylvania border at the Delaware River, a distance of 9.7 miles, by means of which electric energy and capacity is interchanged (not sold or purchased) at the border of said states under an interconnection agreement between Claimant, Philadelphia Electric Company, now PECO Energy Company and Public Service Electric and Gas Company. Claimant owns as tenants in common a transmission line and switching station extending from Hope Creek Nuclear Generating Station to the New Jersey-Delaware border, a distance of 13 miles, by means of which electric energy and capacity is interchanged (not sold or purchased) under a transmission system agreement between Delmarva Power and Light Company, Jersey Central Power and Light Company, Philadelphia Electric Company, Public Service Electric and Gas Company and Claimant.


          Deepwater

                 Deepwater, a wholly-owned subsidiary of Atlantic
                 Electric, owns no utility plant. It operates
             generating units owned by Atlantic Electric.



3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

                                 FOR YEAR 1996

         (A) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                             Claimant - None
                             Atlantic Electric - 10,164,520,000 kwh.
                             Deepwater - None

         (B) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                     Claimant - None
                     Atlantic Electric - None
                     Deepwater - None

         (C) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                     Claimant - None
                     Atlantic Electric - 209,236,000 kwh. (a)
                     Deepwater - None

                     (a) kwh excludes 602,231,000 kwh sold to power brokers, ultimate destination not determinable.



         (D) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

                     Claimant - None
                     Atlantic Electric - 1,760,344,000 kwh.
                     Deepwater - None

                  (b) kwh excludes 1,358,425,000 kwh purchased from
                         power brokers, original source not determinable.


         In 1996 Atlantic Electric received 600,751,000 kwh. of interchanged energy and delivered 1,006,516,000 kwh. of interchanged energy pursuant to arrangements mentioned above.

         In 1996, Deepwater, as operator of the Deepwater Generating Station at Deepwater, New Jersey, delivered to Atlantic Electric, the owner of that station, 506,533,000 kwh. of electric energy.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         Claimant holds no interest, either directly or indirectly, in an EWG or a foreign utility company.

         (A) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                     Non-applicable.

         (B) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                     Non-applicable.

         (C) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                     Non-applicable.

         (D) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                     Non-applicable.

         (E) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                     Non-applicable.




                                   EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

         A consolidating statement of income and retained earnings of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of December 31, 1996 are attached hereto and made a part hereof.

                               EXHIBIT B

         If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

                Item No.                Caption Heading
                                          (thousands of dollars)
                     1                    Total Assets
                                                   2,670,762
                 2                    Total Operating Revenues
                                               980,255
                  3                     Net Income
                                            58,767



                                   EXHIBIT C

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

                     Non-applicable.


         The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 1997.

                             ATLANTIC ENERGY, INC.



                             By: /s/ J. E. Franklin, II
                                  J. E. Franklin, II
                                  Vice President Secretary
                                  & General Counsel

CORPORATE SEAL


ATTEST:



/s/ Alfred J. Vola
    Alfred J. Vola



Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

             J. E. Franklin, II
             Vice President, Secretary & General Counsel
             Atlantic Energy, Inc.
             6801 Black Horse Pike
             Egg Harbor Township, New Jersey 08234-4130